United States securities and exchange commission logo





                 September 9, 2020

       Scott Mahoney
       Chief Executive Officer
       Taronis Fuels, Inc.
       24980 N. 83rd Avenue, Ste. 100
       Peoria, AZ 85383

                                                        Re: Taronis Fuels, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 1,
2020
                                                            File No. 333-248517

       Dear Mr. Mahoney:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry
       Spirgel, Office Chief, at (202) 551-3815, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology